--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                     SPECIAL REPORT PURSUANT TO RULE 15(d)-2

                        ANNUAL REPORT UNDER SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

          Contains only Financial Statements For the Fiscal Years Ended
                     December 31, 2002 and December 31, 2001

                        Commission file number: 333-97451

                               ------------------

                     OREGON TRAIL ETHANOL COALITION, L.L.C.
             (Exact name of registrant as specified in its charter)

           Nebraska                           2689                          47-0843892
           --------                           ----                          ----------
(State or other jurisdiction of   (Primary Standard Industrial   (IRS Employer Identification No.
Incorporation or organization)     Classification Code Number)

                              102 West 6/th/ Street
                                     Box 267
                            Davenport, Nebraska 68335
                                 (402) 364-2591
                                 --------------
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

       Securities registered under Section 12(b) of the Exchange Act: None

       Securities registered under Section 12(g) of the Exchange Act: None

                               ------------------

     Check whether the issuer (1) filed all reports required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [_] No [X]

     Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [_]

     State issuer's revenues for its most recent fiscal year:  $0

     As of March 31, 2003, the aggregate market value of the membership units held by non-affiliates of the Company was $_________, based on the aggregate price paid for the membership units. Membership units held by each executive officer and director of the Company have been excluded in that such persons may be deemed to be affiliates of the Company. This determination of affiliate status is not necessarily a conclusive determination for other purposes. As of March 31, 2003, 1,988 shares of the Company's membership units were outstanding.

     DOCUMENTS INCORPORATED BY REFERENCE.  None.

     Transitional Small Business Disclosure Format (check one): Yes [_] No [X]

This Special Report is filed under cover of the facing sheet of Form 10-KSB in accordance with Rule 15(d)-2 of the Securities Exchange Act of 1934 and contains only the financial statements for the fiscal years ended December 31, 2002 and December 31, 2001 and information concerning our conclusions about the effectiveness of our disclosure controls and procedures based on our evaluation as of the evaluation date and any significant changes in internal controls subsequent to the date of the evaluation.


CONTROLS AND PROCEDURES

     (a) Evaluation of Disclosure Controls and Procedures: An evaluation of the Company's disclosure controls and procedures (as defined in Section 13(a)-14(c) of the Securities Exchange Act of 1934 (the "Exchange Act")) was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer within the 90-day period preceding the filing date of this quarterly report. Our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as currently in effect are effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (i) accumulated and communicated to Company management (including the Chief Executive Officer and Chief Financial Officer) in a timely manner, and (ii) recorded, processed, summarized and reported within the time periods specified in the Security and Exchange Commission's rules and forms.

     (b) Changes in Internal Controls: In the quarter ended December 31, 2002, the Company did not make any significant changes in, nor take any corrective actions regarding, its internal controls or other factors that could significantly affect these controls.

                       Oregon Trail Ethanol Coalition, LLC
                        (A Development Stage Enterprise)

                  Accountants' Report and Financial Statements

                           December 31, 2002 and 2001





                                 [LOGO] BKD LLP

                      Oregon Trail Ethanol Coalition, LLC
                        (A Development Stage Enterprise)
                           December 31, 2002 and 2001

Contents

  Independent Accountants' Report .......................................... 1


  Financial Statements

     Balance Sheets ........................................................ 2

     Statements of Operations .............................................. 3

     Statements of Members' Equity (Deficit) ............................... 4

     Statements of Cash Flows .............................................. 5

     Notes to Financial Statements ......................................... 6

                         Independent Accountants' Report


Board of Directors
Oregon Trail Ethanol Coalition, LLC
Davenport, Nebraska


We have audited the accompanying balance sheets of Oregon Trail Ethanol Coalition, LLC (a development stage limited liability company) as of December 31, 2002 and 2001 and the related statements of operations, members' equity (deficit), and cash flows for the year ended December 31, 2002, and the periods August 16, 2001 (inception) through December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oregon Trail Ethanol Coalition, LLC as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the year ended December 31, 2002, and the periods August 16, 2001 (inception) through December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

                                                /s/ BKD, LLP

January 31, 2003, except for Note 6 as to which the date is March 25, 2003. Omaha, Nebraska

                      Oregon Trail Ethanol Coalition, LLC
                        (A Development Stage Enterprise)
                                 Balance Sheets
                           December 31, 2002 and 2001

Assets

                                                                            2002             2001
                                                                       -------------------------------
  Current Assets
    Cash and cash equivalents                                          $       66,501   $       51,611
    Securities purchased under agreements to resell                           540,000                -
    Prepaid consulting fees                                                   100,000                -
                                                                        -------------    -------------

             Total current assets                                             706,501           51,611
                                                                        -------------    -------------

  Property and Equipment, at cost
    Site development                                                           43,761                -
    Office equipment, net of accumulated depreciation; 2002 - $29               1,689                -
                                                                        -------------    -------------

                                                                               45,450                -
                                                                        -------------    -------------

  Deferred Offering Costs                                                     170,742                -
                                                                        -------------    -------------

                                                                       $      922,693   $       51,611
                                                                        =============    =============

Liabilities and Members' Equity (Deficit)

  Current Liabilities
    Accounts payable                                                   $       32,756   $          157
    Deferred grant income                                                           -           75,000
                                                                        -------------    -------------

             Total current liabilities                                         32,756           75,157
                                                                        -------------    -------------

  Members' Equity (Deficit)
    Membership units, issued and outstanding December 31, 2002 -
      1,988 units, December 31, 2001 - 22 units                               955,401           11,000
    Deficit accumulated during the development stage                          (65,464)         (34,546)
                                                                        -------------    -------------

             Total members' equity                                            889,937          (23,546)
                                                                        -------------    -------------

                                                                       $      922,693   $       51,611
                                                                        =============    =============


See Notes to Financial Statements

                      Oregon Trail Ethanol Coalition, LLC
                        (A Development Stage Enterprise)
                            Statement of Operations
                           December 31, 2002 and 2001

                                                      Year Ended              August 16, 2001 (Inception)
                                                      December 31,                through December 31,
                                                                         ------------------------------------
                                                         2002                  2002                2001
                                                   -----------------     ------------------------------------
Revenue                                            $              -      $              -   $              -

Operating Expenses
  General and administrative                                137,398               205,034             67,636
                                                    ---------------       ---------------    ---------------

Operating Loss                                             (137,398)             (205,034)           (67,636)
                                                    ---------------       ---------------    ---------------

Other Income
  Non-member contributions                                    1,500                34,100             32,600
  Grant                                                      96,500                96,500                  -
  Interest and other income                                   8,480                 8,970                490
                                                    ---------------       ---------------    ---------------

           Total other income                               106,480               139,570             33,090
                                                    ---------------       ---------------    ---------------

Net Loss                                           $        (30,918)     $        (65,464)  $        (34,546)
                                                    ===============       ===============    ===============

Basic and Diluted Earnings (Loss) Per
  Membership Unit                                  $         (24.64)     $         (71.26)  $      (1,570.27)
                                                    ===============       ===============    ===============

Weighted Average Membership Units
  Outstanding                                               1,254.8                918.60               22.0
                                                    ===============       ===============    ===============


See Notes to Financial Statements

                      Oregon Trail Ethanol Coalition, LLC
                        (A Development Stage Enterprise)
                     Statement of Members' Equity (Deficit)
                           December 31, 2002 and 2001

                                                                               Deficit
                                                                             Accumulated
                                                                                During           Members'
                                             Membership Units                Development          Equity
                                         Number            Amount               Stage            (Deficit)
                                   ---------------------------------------------------------------------------
Initial member cash
   contributions                                 22   $         11,000    $              -   $         11,000

Net loss                                          -                  -             (34,546)           (34,546)
                                    ---------------    ---------------     ---------------    ---------------

Balance, December 31, 2001                       22             11,000             (34,546)           (23,546)

Additional initial member
   cash contributions                            14              7,000                   -              7,000

Member cash contributions
   from private offering,
   net of offering costs of
   $38,599                                    1,952            937,401                   -            937,401

Net loss                                          -                  -             (30,918)           (30,918)
                                    ---------------    ---------------     ---------------    ---------------

Balance, December 31, 2002                    1,988   $        955,401    $        (65,464)  $        889,937
                                    ===============    ===============     ===============    ===============


See Notes to Financial Statements

                      Oregon Trail Ethanol Coalition, LLC
                        (A Development Stage Enterprise)
                            Statement of Cash Flows
                           December 31, 2002 and 2001

                                                      Year Ended         August 16, 2001 (Inception) through
                                                     December 31,                    December 31,
                                                                         -----------------------------------
                                                         2002                  2002               2001
                                                   ----------------      -----------------------------------
Operating Activities
  Net loss                                         $       (30,918)      $       (65,464)   $       (34,546)
  Depreciation                                                  29                    29                  -
  Changes in
     Accounts payable and accrued expenses                   5,274                 5,431                157
     Deferred grant income                                 (75,000)                    -             75,000
     Prepaid consulting fees                              (100,000)             (100,000)                 -
                                                    --------------        --------------     --------------

        Net cash provided by (used in)
           operating activities                           (200,615)             (160,004)            40,611
                                                    --------------        --------------     --------------

Investing Activities
  Site development                                         (43,761)              (43,761)                 -
  Purchase of repurchase agreement                        (540,000)             (540,000)                 -
  Purchase of office equipment                              (1,718)               (1,718)                 -
                                                    --------------        --------------     --------------

        Net cash used in investing activities             (585,479)             (585,479)                 -
                                                    --------------        --------------     --------------

Financing Activities
  Gross proceeds from issuance of membership
     units                                                 983,000               994,000             11,000
  Offering costs paid                                     (182,016)             (182,016)                 -
                                                    --------------        --------------     --------------

        Net cash provided by financing
           activities                                      800,984               811,984             11,000
                                                    --------------        --------------     --------------

Increase in Cash and Cash Equivalents                       14,890                66,501             51,611

Cash and Cash Equivalents, Beginning of
  Period                                                    51,611                     -                  -
                                                    --------------        --------------     --------------

Cash and Cash Equivalents, End of Period           $        66,501       $        66,501    $        51,611
                                                    ==============        ==============     ==============

Supplemental Disclosure of Noncash Investing
  and Financing Activities
    Net increase in accounts payable incurred
     for offering costs                            $        27,325       $             -    $             -


See Notes to Financial Statements

                      Oregon Trail Ethanol Coalition, LLC
                        (A Development Stage Enterprise)
                          Notes to Financial Statements
                           December 31, 2002 and 2001


Note 1: Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations

        Oregon Trail Ethanol Coalition, LLC (the Company), a Nebraska Limited Liability Company, was formed August 16, 2001 and is presently located in Davenport, Nebraska. The Company has been organized to obtain equity investors and debt financing to construct, own and operate an ethanol plant with an annual production capacity of 40 million gallons in Thayer County, Nebraska. Construction is planned to begin in early 2003 and operations are expected to commence by June 30, 2004. The Company's products will include fuel grade ethanol and distiller grains. The Company expects to sell ethanol in limited markets throughout the United States and distiller grains in the surrounding counties in which it plans to operate.

        Since inception, the Company has devoted substantially all its efforts to organization, project feasibility and financing activities. Accordingly, the Company is in the development stage as it has not commenced operations and generated revenues.

        The Company is subject to the risks and uncertainties encountered by development stage enterprises. The Company's success will depend on management's ability to implement the Company's business plan. Even if the Company successfully implements its business plan, it may not succeed financially due to numerous other factors.

    Fiscal Reporting Period

        The Company has adopted a fiscal year ending December 31 for financial reporting.

    Non-Member Contributions and Grants

        The Company received certain non-recurring contributions from various local businesses and individuals in the surrounding communities to assist the Company in paying for its costs during the development stage. These contributions represent unconditional transfers from non-members and do not obligate the Company in any manner or give the contributors any future investment rights. Accordingly, such non-member contributions have been recognized as income by the Company.

        In September 2001, the Company received a $75,000 grant from The Nebraska Department of Agriculture (NDA). In September 2002, the Nebraska Cooperative Development Center made a grant to the Company amounting to $21,500. Each grant was made to assist the Company in paying for development stage expenses. The Company has recognized the amounts as income upon meeting the conditions of the grants, which generally included incurring qualified expenditures equal to or exceeding the amount of the grant. The amounts are included in other income on the accompanying statement of operations.

        The Company also received an NDA grant of $50,000 in December 2002 to be used to pay certain expenses, most of which related to the planned public offering described in Note 2. The Company has met the conditions of this grant and the amount has been reflected as a reduction of deferred offering costs described below.

                      Oregon Trail Ethanol Coalition, LLC
                        (A Development Stage Enterprise)
                          Notes to Financial Statements
                           December 31, 2002 and 2001


Note 1: Nature of Operations and Summary of Significant Accounting Policies - Continued

    Income Taxes

        The Company, as a limited liability company, is treated as a partnership for federal and state income tax purposes and does not incur income taxes. Under this type of organization, the Company's income and losses are passed through to the members based on their respective percentage of membership interest, and are taxed at the member level. Accordingly, no income tax provision has been reflected in the financial statements.

        Differences between the financial statement bases of assets and tax bases of assets of approximately $65,000 and $68,000 at December 31, 2002 and 2001, respectively, are related to capitalization and amortization of organization and start up costs for tax purposes, whereas these costs are expensed for financial statement purposes. There are no differences between the financial statement bases and tax bases of the Company's liabilities.

    Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Cash and Cash Equivalents

        The Company considers all investments with original maturities of three months or less to be cash equivalents. At December 31, 2002 and 2001, cash equivalents consisted primarily of a money market account.

        The Company maintains its cash accounts at one financial institution. At times throughout the periods the Company's cash balances at individual institutions exceeded federally insured limits. The Company believes it is not exposed to any significant credit risk on cash.

    Property and Equipment

        Property and equipment are recorded at cost. The Company has and will continue to incur plant development costs that will be capitalized and depreciated if the project becomes viable. Depreciation will be computed using the straight-line method over the estimated useful lives of property and equipment from the date the assets are placed in service. Office equipment is depreciated using the straight-line method.

                      Oregon Trail Ethanol Coalition, LLC
                        (A Development Stage Enterprise)
                          Notes to Financial Statements
                           December 31, 2002 and 2001


Note 1: Nature of Operations and Summary of Significant Accounting Policies - Continued

    Offering Costs

        During the year ended December 31, 2002, the Company incurred certain costs directly related to efforts to raise equity financing. These costs were netted against the proceeds received as a result of the offerings. Total offering costs netted against member contribution proceeds amounted to $38,599 during the year ended December 31, 2002.

        The Company defers the costs incurred to raise equity financing until the financing occurs. At such time that the issuance of new membership units occurs, these costs are netted against the proceeds received; or if the equity financing does not occur, they will be expensed. Amounts totaling $170,742 (net of the previously described 2002 grant) relate to future equity financing activities and are included in other assets at December 31, 2002.

    Securities - Repurchase Agreements

        The Company has entered into purchases of securities under agreements to resell with Jefferson County Bank. The amounts advanced under these agreements represent short-term loans and are reflected as a receivable in the balance sheet. The securities underlying the agreements are book-entry securities. During the period, the securities were delivered by appropriate entry into a third-party custodian's account designated by the Company under a written custodial agreement that explicitly recognizes the Company's interest in the securities. This agreement matures on June 26, 2003. The Company policy requires that all securities purchased under agreements to resell be fully collateralized.

    Earnings Per Membership Unit

        For purposes of calculating basic earnings per membership unit, units subscribed and issued by the Company are considered outstanding on the effective date of issue. For purposes of calculating diluted earnings per membership unit, units subscribed for but not issued by the Company are also included in the computation of outstanding membership units.

        Effective July 3, 2002, the Board of Directors authorized a 2-for-1-membership unit split. All membership unit and per membership unit amounts presented in these financial statements have been restated to give effect to the unit split retroactively.

    Disclosure Regarding Fair Value of Financial Instruments

        For all financial instruments held by the Company, including cash, securities, interest receivable and accounts payable, the carrying amounts are reasonable estimates of fair value.

                      Oregon Trail Ethanol Coalition, LLC
                        (A Development Stage Enterprise)
                          Notes to Financial Statements
                           December 31, 2002 and 2001


Note 2: Members' Equity

        During May 2002, the Company completed a private offering of 1,952 membership units to accredited investors for $500 per unit, taking into consideration the 2-for-1 membership unit split as described in Note 1. In total, the Company sold 1,952 units and realized net proceeds of $937,401, net of offering costs of $38,599.

        The Company is using the net proceeds of the private offering in part to pay for costs associated with obtaining debt financing and a public equity offering. The Company intends to raise up to $24 million through the public offering of membership units and estimates total capital expenditures for the construction of the ethanol plant of approximately $62.5 million. The remaining funds for the construction project would be attained through debt financing. The purpose of these capital-raising activities is to raise sufficient capital to build the ethanol plant and commence operations. The Company filed an SB-2 registration statement in connection with the initial public offering. Proceeds of the offering are to be held in escrow until $18,000,000 is raised. Once $18,000,000 has been raised, the Company may withdraw 10% of the proceeds from escrow. The remainder of the proceeds will be released from escrow when the Company secures a binding commitment agreement for debt financing.

        There are significant transfer restrictions on transferability of membership units. The Company's operating agreement, as well as relevant portions of the Nebraska Limited Liability Company Act and regulations of the Internal Revenue Service (IRS) significantly restricts the transfer of the membership units. Unit holders cannot assign or transfer a membership unit without approval from the Company's Board of Directors and the transfer or assignment must comply with applicable Nebraska laws and IRS regulations.

        The Board of Directors will not approve transfers if the Board determines the transfer would cause the Company to be treated as a "publicly traded partnership." Any transfers of membership units in violation of the publicly traded partnership rules or without the prior consent of the Board of Directors will be null and void.

Note 3: Commitments

    Design-Build Agreements

        On February 4, 2002, the Company entered into a memorandum of understanding (MOU) with a design-build firm under which the Company expects to enter into a formal design-build agreement for construction of the ethanol plant described in Note 1. As set forth in the MOU, the parties are entering into a design build contract amounting to approximately $44.5 million dollars. The agreement sets forth the general nature and terms of the construction project, establishing the responsibilities of the parties involved, and includes a provision under which the general contractor would provide up to $4,000,000 of subordinated debt to the Company. The MOU is effective through February 4, 2003.

                      Oregon Trail Ethanol Coalition, LLC
                        (A Development Stage Enterprise)
                          Notes to Financial Statements
                           December 31, 2002 and 2001


Note 3: Commitments - Continued

    Design-Build Agreements - Continued

        In connection with this MOU, the parties entered into an agreement on January 7, 2003 under which the design-build contractor will perform certain preliminary engineering services for the proposed plant. The total cost for these services is estimated to be $450,000. A $45,000 down payment was made in January 2003 under the agreement.

    Consulting Agreement

        On December 30, 2002, the Company entered into a development service/consulting agreement with GreenWay Consulting, LLC to provide services in project coordination and development, design and construction, and assist in the initial plant operations. The Company will retain GreenWay Consulting for nine months after successful commissioning of the plant. The consulting services are to be performed in three phases with a total fee based on 3.67% of the total project capitalization, plus expenses. A $100,000 retainer was paid by the Company in December 2002 and is included in the accompanying balance sheet as prepaid consulting fees.

        On December 30, 2002, the Company entered into a financial service agreement with U.S. Bancorp Piper Jaffray (Piper Jaffray) to provide services on project financing and financial matters. The company's duties include assisting and advising the Company in developing and implementing strategies for financing needs, evaluating financial options, evaluating negotiations of debt financing, and provide credit analysis, submissions and presentations. Piper Jaffray will also assist the Company in connection with selling membership units as a part of the future public offering. The Company will retain Piper Jaffray for nine months after successful commissioning of the plant. The Company paid a retainer of $50,000 in December 2002, which amount is included in deferred offering costs in the accompanying balance sheet total. Fees to be paid under the agreement amount to 1.833% of the total project capitalization, as defined under the agreement, plus expenses.

Note 4: Site Development and Real Estate Options

        The Board of Directors has selected a site east of Davenport, Nebraska for the construction of the proposed ethanol plant. The total exercise price under the agreement is $365,000. Among other things, the agreement also provides for potential liquidated damages amounting to $130,000 if the core physical ethanol plant intrudes beyond a certain part of the property.

        Additionally, the Company has agreed to pay certain residents near the site a total of $40,000 for relocation expenses if the purchase option is exercised.

        The Company has entered into option agreements for a portion of the land to the immediate north of the site property. The total exercised price under these agreements is $22,250.

        The options for the above-described real estate all expire on June 30, 2003.

                      Oregon Trail Ethanol Coalition, LLC
                        (A Development Stage Enterprise)
                          Notes to Financial Statements
                           December 31, 2002 and 2001


Note 5: Future Change in Accounting Principles

        The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Obligations Associated with the Retirement of Long-lived Assets (SFAS
        143) in August 2001 which is effective for the Company beginning January 1, 2003. SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated retirement cost. The Company expects that the provisions of SFAS 143 will not have a material impact on the Company's financial statements upon adoption.

        In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The Company expects to adopt the provisions of SFAS 146 effective January 1, 2003 and does not expect the adoption will have a material impact on the financial statements of the Company.

        In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS 148 requires certain disclosures regarding stock based compensation, which the Company adopted in its December 31, 2002 financial statements. The adoption of the provisions of SFAS 148 did not have a material effect on the financial statements of the Company.

        In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The Interpretation expands the existing disclosure requirements related to guarantees and clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligation is assumes under that guarantee. The disclosure requirements in this Interpretation are effective for periods ending after December 15, 2002 and the measurement principles are effective for guarantees issued after December 31, 2002. The Company expects that the provisions of FIN 45 will not have a material impact on the Company's financial statements.

        In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. Under this interpretation, certain entities known as "variable interest entities" must be consolidated by the "primary beneficiary" of the entity. The measurement principles of the interpretation are effective for the Company for its year end December 31, 2003 and the Company does not expect the adoption will have a material impact on its financial statements.

                      Oregon Trail Ethanol Coalition, LLC
                        (A Development Stage Enterprise)
                          Notes to Financial Statements
                           December 31, 2002 and 2001


Note 6: Subsequent Events

    Change in Underwriter

        In March 2003, the Company's Board formally terminated the financial service and agency agreements with Piper Jaffray previously described in
        Note 3. The Company simultaneously entered into an agreement with Northland Securities (Northland) under a nearly identical agreement with the same essential terms. The unused portion of the $50,000 retainer, less a deduction of estimated expenses incurred in connection with the transfer, will be transferred to Northland Securities under the new agreement. Fees to be paid under the Northland agreement are the same as the Piper Jaffray agreement.

        As a result of this agreement, the Company must file a Post-Effective Amendment to its registration statement which will be reviewed by the U.S. Securities and Exchange Commission (SEC), and the change in placement agents for the Company's offering must receive appropriate regulatory approval from the National Association of Securities Dealers, Inc. (NASD). No further distribution of prospectuses, sales efforts, community meetings, marketing or advertising can occur until the Post-Effective Amendment is declared effective by the SEC and NASD regulatory approval is received.

    Proceeds from Public Offering

        As of March 18, 2003, the Company had raised $591,000 as part of its public offering described in Note 2. These funds are held in an escrow account at a bank until 18,000 units are sold as described in the prospectus.

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREGON TRAIL ETHANOL COALITION, L.L.C.

By: /s/ MARK L. JAGELS                             By: /s/ MICHAEL SCHARDT
    --------------------------------------------       ---------------------------------
     Mark L. Jagels, President and Chairman of          Michael Schardt, Vice President and
      the Board (Principal Executive Officer)            Vice Chairman of the Board

     Date: April 15, 2003                               Date: April 15, 2003

     In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

     Signature                                  Capacity
     ---------                                  --------
     /s/ Mark L. Jagels                         Chairman of the Board, President, Director
     -----------------------------------
     Mark L. Jagels

     Date: April 15, 2003

     /s/ Michael Schardt                        Vice Chairman, Vice President, Director
     -----------------------------------
     Michael Schardt

     Date: April 15, 2003

     /s/ Pamela Maynard                         Secretary and Director
     -----------------------------------
     Pamela Maynard

     Date: April 15, 2003

     /s/ Kent D. Hummel                         Treasurer and Director
     -----------------------------------
     Kent D. Hummel                             (Principal Accounting Officer)

     Date: April 15, 2003

     /s/ Todd Fangmeier                         Director
     -----------------------------------
     Todd Fangmeier

     Date: April 15, 2003

     /s/ Brian Nedrow                           Director
     -----------------------------------
     Brian Nedrow

     Date: April 15, 2003

     /s/ Daniel J. Miller                       Director
     -----------------------------------
     Daniel J. Miller

     Date: April 15, 2003

     /s/ Gene Thomas                            Director
     -----------------------------------
     Gene Thomas

     Date: April 15, 2003

     /s/ Darrel D. Dageforde                    Director
     -----------------------------------
     Darrel D. Dageforde

     Date: April 15, 2003



           SUPPLEMENTAL INFORMATION TO BE FURNISHED WITH REPORTS FILED
                 PURSUANT TO SECTION 15(d) OF THE EXCHANGE ACT
                             BY NONREPORTING ISSUERS

   We have not sent any annual report or proxy materials to our unit holders.

                     CERTIFICATIONS PURSUANT TO SECTION 302

     I, Mark L. Jagels, President, Chairman of the Board and Principal Executive Officer, certify that:

     1. I have reviewed this special report on Form 10-KSB of Oregon Trail Ethanol Coalition, L.L.C.;

     2. Based on my knowledge, this special report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this special report;

     3. Based on my knowledge, the financial statements, and other financial information included in this special report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this special report;

     4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registration and have:

          (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this special report is being prepared;

          (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this special report (the "Evaluation Date"); and

          (c) presented in this special report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

          (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officers and I have indicated in this special report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: April 15, 2003.


By: /s/ Mark L. Jagels
    -------------------------------------------------
      Mark L. Jagels, Chairman of the Board,
        President and Director
        (Principal Executive Officer)

I, Kent D. Hummel, Treasurer and Principal Financial Officer, certify that:

     1. I have reviewed this special report on Form 10-KSB of Oregon Trail Ethanol Coalition, L.L.C.;

     2. Based on my knowledge, this special report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this special report;

     3. Based on my knowledge, the financial statements, and other financial information included in this special report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this special report;

     4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registration and have:

          (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this special report is being prepared;

          (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this special report (the "Evaluation Date"); and

          (c) presented in this special report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

          (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officers and I have indicated in this special report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: April 15 2003.


By: /s/ Kent D. Hummel
    -------------------------------------------------
      Kent D. Hummel, Treasurer and Director
      (Principal Financial Officer)

                                  EXHIBIT INDEX

  Exhibit          Description                                                Method of Filing
    No.            -----------                                                ----------------
  -------
    23.1      Consent of Independent Auditors                             Filed Herewith.
    99.1      Certifications Pursuant to 18 U.S.C. (S)1350 as Adopted     Filed Herewith.
              Pursuant to (S)906 of the Sarbanes-Oxley Act of 2002